Amended and Restated Appendix A to the
Investment Advisory Agreement Between
 Investment Managers Series Trust and Ramius Trading Strategies LLC

Fund	Advisor Fee	Effective Date
State Street/Ramius
Managed Futures Strategy Fund	1.35%	January 1, 2015

Amended and approved by the Board on December 16, 2014.

Agreed and accepted this 1st day of January, 2015.

INVESTMENT MANAGERS SERIES TRUST	RAMIUS TRADING STRATEGIES LLC

By:	By:
Print Name:	Print Name:
Title:	Title: